UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

__________________

A.	Name of issuer or person filing (“Filer”): Endeavour Silver Corp.

B.	(1)	This is (check one):

	[X]	An original filing for the Filer.

	[ ]	An amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S- T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Endeavour Silver Corp.
Form type:	Registration Statement on Form F-10
File number (if known):	333-223560
Filed by:	Endeavour Silver Corp.
Date filed (if filed concurrently, so indicate):	March 9, 2018 (filed concurrently)

D.

The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at 1130-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5, telephone number (604) 685-9775.

E.

Filer designates and appoints DL Services Inc. (“Agent”), located at Columbia Center, 701 Fifth Avenue, Suite 1600, Seattle, Washington 98104, telephone number (206) 903-5448, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on March 9, 2018 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Securities and Exchange Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

SIGNATURES

            The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 9, 2018.

ENDEAVOUR SILVER CORP.

By: /s/ Daniel Dickson
Name: Daniel Dickson
Title: Chief Financial Officer

            This statement has been signed by the following person in the capacity indicated March 9, 2018.

DL Services Inc.
(Agent for Service)

By: /s/ Sheri Berndt-Smith
Name: Sheri Berndt-Smith
Title: Senior Paralegal